                             THE QUIGLEY CORPORATION
                                 KELLS BUILDING
                             621 SHADY RETREAT ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901
                                TEL. 215-345-0919
                                FAX 215-345-5920

December 5, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-601
Attention: Jim B. Rosenberg

Re:  The Quigley Corporation ("TQC")
     Form 10-K for the fiscal year ended December 31, 2004
     FILE NO. 000-21617
     ------------------

Ladies and Gentlemen:

Pursuant to discussions with Ms. Amy C. Bruckner, Staff Accountant,  Division of
Corporation   Finance,   with  the  Securities  and  Exchange   Commission  (the
"Commission")  on October  11, 25,  and  November  22,  2005,  we are  providing
ADDITIONAL  COMMENTARY TO  SUPPLEMENT,  WHICH SHOULD BE CONSIDERED AS PART OF AN
ENTIRE RESPONSE, AND NOT REPLACE OUR PREVIOUS RESPONSES to the letter of comment dated August 4, 2005 from the  Commission  (the  "Commission  Letter")  filed on
August 29, 2005 and  additional  commentary  filed on October 17 and November 7,
2005 with the  Commission.  We have reviewed the additional  commentary with our auditors  and the  following  reflect our further  responses  to the  Commission
Letter.  The following  future  suggested  disclosure  supplements  our previous suggested disclosure for our next annual report on Form 10-K for the fiscal year ended December 31, 2005,  which  utilizes as a basis,  our annual report on Form
10-K for the fiscal year ended  December 31, 2004 filed with the  Commission  on
March 31, 2005.

TQC RESPONSE (ADDITIONAL COMMENTARY NO. 3)

In  consideration  of  previous   submissions,   the  disclosure  for  "Critical
Accounting  Policies"  as  presented  on page 18 that was included in our annual report on Form 10-K for the fiscal year ended  December  31, 2004 filed with the
Commission  on March 31, 2005 can be expanded  with the next annual  filing with the Commission to reflect disclosures as follows:

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial  statements in conformity  with generally  accepted accounting principles requires management to make estimates and assumptions that affect  the  reported  amounts  of assets  and  liabilities  and  disclosure  of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses  during the reporting  periods.  Actual results could differ from those estimates.

The Company is organized  into four  different  but related  business  segments,
Cold-Remedy,   Health  and   Wellness,   Contract   Manufacturing   and  Ethical
Pharmaceutical.  When providing for the appropriate  sales returns,  allowances, cash discounts and cooperative advertising costs, each segment applies a uniform and  consistent  method for making  certain  assumptions  for  estimating  these provisions that are applicable to that specific  segment.  Traditionally,  these provisions  are not  material  to net  income in the  Health  and  Wellness  and
Contract  Manufacturing  segments.  The Ethical  Pharmaceutical segment does not have any revenues.

The product in the Cold-Remedy segment, Cold-Eeze, has been clinically proven in two  double-blind  studies to reduce the  severity  and  duration of common cold symptoms.  Accordingly,  factors  considered in estimating the appropriate sales returns and allowances for this product  include it being: a unique product with limited competitors;  competitively priced;  promoted;  unaffected for remaining shelf life as there is no expiration  date;  monitored  for inventory  levels at major customers and third-party consumption data, such as Information Resources,
Inc. ("IRI").

At  December  31,  2004 and 2003 the  Company  includes  reductions  to accounts receivable  for  sales  returns  and  allowances  of  $1,109,000  and  $404,000,
respectively,  and  cash  discounts  of  $92,000  and  $115,000,   respectively.
Additionally, current liabilities at December 31, 2004 and 2003 include $743,000 and $1,295,000, respectively for cooperative advertising costs.

The  roll-forward of the sales returns and allowance  reserve ending at December
31 is as follows:

ACCOUNT - SALES RETURNS & ALLOWANCES                                                       2004              2003
----------------------------------------------------------------------------------    ---------------    -------------

Beginning balance                                                                           $403,850         $426,557
Provision made for future charges relative to sales for each period presented              1,414,796          937,738
Current provision related to discontinuation of Cold-Eeze nasal spray                        625,756             -
Actual returns & allowances recorded in the current period presented                     (1,335,231)        (960,445)
                                                                                      ---------------    -------------
Ending balance                                                                            $1,109,171         $403,850
                                                                                      ===============    =============

Management  believes  there are no material  charges to net income (loss) in the current period, related to sales from a prior period.

REVENUE

Provisions to reserves to reduce  revenues for cold remedy  products that do not have an  expiration  date,  include the use of  estimates,  which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical  experience to obtain an effective  applicable  rate,  which is tested on an  annual  basis and  reviewed quarterly to ascertain the most  applicable  effective rate.  Additionally,  the monitoring of current occurrences,  developments by customer,  market conditions and any other occurrences that could affect the expected  provisions relative to net sales for the period presented are also performed.

A one percent deviation for these consolidated reserve provisions for the fiscal years  presented  December  31,  2004,  2003 and 2002 would  affect net sales by approximately  $481,000,  $455,000 and $331,000,  respectively for sales returns and $275,000,  $241,000 and $175,000,  respectively for cooperative  advertising costs.

The 2004 results include a returns  provision of  approximately  $626,000 in the
event  of  future  product  returns   following  the   discontinuation   of  the
Cold-Eeze(R) Cold Remedy Nasal Spray product in September 2004.

INCOME TAXES

The Company has  recorded a valuation  allowance  against its net  deferred  tax assets.  Management  believes  that  this  allowance  is  required  due  to  the uncertainty  of  realizing  these tax  benefits in the future.  The  uncertainty arises because the Company may incur substantial  research and development costs in its Ethical Pharmaceutical segment.

                                       2

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COST OF SALES

For the Cold  Remedy  Segment,  in  accordance  with  contract  terms,  payments calculated  based upon net sales collected to the patent holder of the Cold-Eeze formulation and payments to the corporation founders and developers of the final saleable  Cold-Eeze product amounting to $2,052,746,  $1,805,294 and $1,421,475, respectively, at December 31, 2004, 2003 and 2002 are presented in the financial statements as cost of sales.

In the Health and Wellness  Segment,  agreements  with  Independent  Distributor
Representatives  ("IR's")  require  payments to them to be calculated based upon net sales  collected and in accordance  with our policy and procedures for IR's, among other  factors  that include the IR's taking  title to the  products,  are related  to expand  the cycle of  additional  IR's and are for  maintaining  the distribution channel for this segment's products. Accordingly, such distribution payments amounting to $9,053,612,  $9,439,100 and $6,813,114,  respectively,  at
December 31, 2004,  2003 and 2002 are presented in the  financial  statements as cost of sales.

--------------------------------------------------------------------------------

The  Company  acknowledges  that staff  comments  or changes to  disclosures  in response  to staff  comments do not  foreclose  the  Commission  from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any  proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George J. Longo
-------------------

George J. Longo
Vice President and Chief Financial Officer

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